Exhibit 99.1

Tiziana Life Sciences Ltd

(“Tiziana” or “the Company”)

Interim Results for the Six Months Ended 30 June 2022

Advancing pipeline of next generation therapeutics and diagnostics for oncology and immune diseases of high unmet need

London, 27 December 2022 – Tiziana Life Sciences Ltd (“Tiziana”, NASDAQ: TLSA), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases today announces its interim results for the six months ended 30 June 2022.

Highlights during the period:

CLINICAL and NON-CLINICAL PROGRAMMES

Foralumab

TZLS-401

●	Announced FDA approval for enrollment of a second, Secondary Progressive Multiple Sclerosis (SPMS) patient in under the Individual Patient Expanded Access (EA) Program following favorable clinical results after 6 months of treatment of the first patient in the EA program.

●	Announced initiation of phase 1b clinical trial in Crohn’s disease patients to evaluate oral capsules of foralumab, a fully human anti-cd3 monoclonal antibody. The revised protocol allows for the study of a broader patient population and a shorter dosing period. These protocol amendments or revisions are intended to expedite patient enrollment with study completion targeted for the fourth quarter of 2022. This study is the first multiple-dose study with orally administered enteric-coated capsules of foralumab in patients with CD. This study will initiate soon with patient enrollment in the second quarter of 2022. Enteric-coated capsules, containing doses up to 5 mg of foralumab, will be administered once-daily for five consecutive days to patients with mild-to-moderately active CD. While the primary objective is safety and tolerability, additional endpoints are to assess clinical and immune signal responses, including calprotectin measurements in stool. Blood samples will be collected to evaluate pharmacokinetics, including the rate and extent of systemic absorption. The presence of anti-drug antibodies (ADAs) will also be determined.

●	Announced that FDA granted permission to enroll up to 8 additional (SPMS) patients in the expanded access program with intranasal foralumab. The safety, tolerability, and clinical responses from the first two SPMS patients were submitted to the FDA to seek permission to treat up to an additional eight SPMS patients with the goal of obtaining more clinical data to assess robustness of the clinical responses. As part of the original treatment plan, the foralumab dose will remain 50 mcg three times a week (MWF), which is the same dose administered previously to the first two SPMS patients. The dosing regimen in this IND also has a provision for dose escalation up to 100 mcg three times a week (MWF) as an option to improve clinical benefit, if needed.

●	Announced that data from a Secondary Progressive Multiple Sclerosis patient treated with intranasal treatment with foralumab will be presented at the consortium of multiple sclerosis centers (CMSC) 2022 annual meeting. Dr. Tanuja Chitnis, MD, Professor of Neurology and the Principal investigator of the clinical study at the at the Brigham and Women’s Hospital (BWH), Boston, MA., presented a poster discussing clinical data from a patient with secondary progressive Multiple Sclerosis (SPMS), who was treated with intranasal foralumab for six months.

●	Announced positive clinical results in the second patient with secondary progressive multiple sclerosis (SPMS) following three months of dosing with intranasal foralumab. These results confirm the previously reported data, from the first SPMS patient after three months of treatment of the first SPMS patient. The treatment with foralumab, a fully human anti-CD3 monoclonal antibody, was well-tolerated and improved clinical and PET imaging analyses.The second patient, a young male in his 40s, was diagnosed with SPMS in 2014. Since then, the disease has been progressive, resulting in an accumulation of disability. Following completion of three months of treatment with intranasal foralumab (50 mcg; three times a week for two weeks, followed by one week off treatment), the patient showed improvement as measured by PET imaging, to assess inhibition of microglial activation, and by neurologic examination. Approximately 10-30% reduction in PET signal was seen across brain regions (including cortex, thalamus, white matter, and cerebellum) in the second SPMS patient, which is comparable to the PET changes seen in the first SPMS patient following three months of treatment with intranasal foralumab. Clinically, the Timed 25-Foot Walk test and neurologic exam were also improved.

●	Initiated five GLP safety toxicology studies of foralumab administered intranasally and subcutaneously in HuGEMM CD3 transgenic mice. Three intranasal toxicology studies of 14 days, 13 weeks and 26 weeks dosing duration and two subcutaneous safety toxicology studies of 14 days and 28 days dosing duration were initiated.

●	Completed manufacturing of clinical supplies of foralumab solution for subcutaneous injection at Frontage Laboratories and initiated ICH stability studies

●	Completed compatibility, stability and characterization studies of foralumab nasal solution in Aptar Unidose device for nasal administration

Anti IL-6R mAb

TZLS-501, formerly NI-1201

●	Filed IND for Phase 1 Clinical Trial in Healthy Subjects for treatment of interstitial lung disease associated with systemic scleroderma (SSc ILD).

●	Initiated effector function studies at STC Biologics

Milciclib

TZLS-201

●	Completed manufacturing of clinical supplies, milciclib capsules, and initiated ICH stability program.

Intellectual Property

●	As of September 2022, the Company has a total of 298 granted patents.

New appointments

●	Appointed Dr Matthew Davis, MD, RPh as Chief Medical Officer.

Resignations and interim arrangements

●	Announced the resignation of Kunwar Shailubhai, PhD, CEO, CSO and the appointment of Gabriele Cerrone as interim CEO

Deaths

●	Announced death of Executive Board Director, Thomas Adams, PhD

Highlights post period end:

●	On September 20, 2022, Tiziana announced that the second patient (“EA2”) with non-active secondary progressive multiple sclerosis (SPMS) receiving intranasal foralumab had shown additional clinical improvements as measured by the Expanded Disability Status Scale (EDSS), a standard clinical assessment.On October 12, 2022, Tiziana announced that it planned to submit an Investigational New Drug Application (IND) for a Phase 1 Trial of intranasal foralumab in Alzheimer’s disease patients after receiving an affirmative written response from the FDA on a Pre-Investigational New Drug Application (PIND). Tiziana plans on filing the IND for Alzheimer’s disease by the third quarter of 2023 upon the completion of requested toxicology studies, then starting its Phase 1 program by the end of 2023.

●	On November 2, 2022, Tiziana announced the completion of enrollment of the first patient cohort in its Intermediate Size Patient Population Expanded Access Program to evaluate foralumab in non-active Secondary Progressive Multiple Sclerosis (SPMS) patients.

●	On November 10, 2022, Tiziana announced its near-term focus on developing intranasal foralumab for inflammatory diseases of the Central Nervous System (CNS) such as non-active secondary-progressive Multiple Sclerosis (SPMS), Alzheimer’s disease and amyotrophic lateral sclerosis (ALS).

●	On December 15, 2022, Tiziana filed an IND with the FDA pertaining to a phase 2 study of milciclib in combination with gemcitabine for NSCLC indication.

FINANCIAL

●	For the six months to 30 June 2022 the consolidated Group made a loss of $8.3m (six months to 30 June 2021: $17.0m).

●	The Group ended the period with $26.5m cash as at 30 June 2022 (31 December 2021: $42.2m).

●	Research and development (R&D) expenses increased to $7.5m compared to $5.6m in the first half of 2021. The increase is primarily expenses related to the advancement of our proprietary programs, TZLS-401 and TZLS-501.

The Company continues to carefully manage its working capital position and continues the process, as referred to below, to evaluate opportunities to raise further funds through the issue of additional equity capital.

Contacts:

Tiziana Life Sciences Ltd Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough immunomodulation therapies via novel routes of drug delivery. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

3